EXHIBIT 99.14

CONSENT OF AUTHOR

Joanna Goeller, Environmental Impact Assessment Practitioner
Knight Piesold (Pty) Ltd
TC Watermeyer Centre
Cnr. Rivonia Blvd and 10th Avenue
Rivonia, 2128 South Africa

US Securities and Exchange Commission

I, Joanna Goeller, Environmental Impact Assessment Practitioner, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report on the Optimisation of the Feasibility Study of the Burnstone Project, Mpulamalanga Province, Republic of South Africa” dated June 21, 2007.

I do hereby consent to the filing with the regulatory authorities.

Dated this 31st day of March 2008.

signed and sealed
Joanna Goeller, Environmental Impact Assessment Practitioner